UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 10, 2006**

GENENTECH, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**1-9813**	**94-2347624**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 DNA Way
South San Francisco, California 94080-4990
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(650) 225-1000**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On January 10, 2006, Genentech, Inc., a Delaware corporation, issued a press release announcing earnings for the three and twelve months ended December 31, 2005. A copy of the earnings press release is furnished as Exhibit 99.1 to this report.

The attached press release contains both GAAP and non-GAAP financial measures. The non-GAAP financial measures included are net income and earnings per share (or EPS). These non-GAAP financial measures exclude recurring charges related to the redemption of our callable putable common stock on June 30, 1999 (the "Redemption") and litigation-related special items, and their related tax effects. Non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures prepared in accordance with GAAP.

The press release includes non-GAAP financial measures because our management uses this information to monitor and evaluate Genentech's operating results and trends on an on-going basis. Our management believes the non-GAAP information is also useful for investors because the amounts relating to the Redemption and push-down accounting and the litigation-related special items that are excluded were the result of transactions that are unusual due to their nature, size or infrequency. Consequently, excluding those items from our operating results provides users of the financial statements an important insight into our operating results and related trends that affect our business. In addition, our management uses non-GAAP financial information and measures internally for operating, budgeting and financial planning purposes.

ITEM 8.01. OTHER EVENTS

A copy of our consolidated statements of income data for the three and twelve months ended December 31, 2005, and consolidated balance sheets data at December 31, 2005 prepared in accordance with GAAP is filed as Exhibit 99.2 to this report.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS

   (c)   Exhibits.

Exhibit No.
   99.1   Earnings Press Release of Genentech, Inc. dated January 10, 2006.
   99.2   Consolidated Statements of Income and Balance Sheets Data

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTECH, INC.

Date: January 10, 2006   /s/ARTHUR D. LEVINSON
                                 Arthur D. Levinson, Ph.D.
                                 Chairman and Chief Executive Officer

Date: January 10, 2006   /s/DAVID A. EBERSMAN
                                 David A. Ebersman
                                 Executive Vice President and
                                 Chief Financial Officer

Date: January 10, 2006   /s/JOHN M. WHITING
                                 John M. Whiting
                                 Vice President, Controller and
                                 Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Earnings Press Release of Genentech, Inc. dated January 10, 2006.

99.2   Consolidated Statements of Income and Balance Sheets Data

EXHIBIT 99.1

 *NEWS RELEASE*

Media Contact: Debra Charlesworth (650) 225-2742
Caroline Pecquet (650) 467-7078

Investor Contact: Kathee Littrell (650) 225-1034
Sue Morris (650) 225-6523

http://www.gene.com

GENENTECH ANNOUNCES FULL YEAR
AND FOURTH QUARTER 2005 RESULTS

-- Record Annual Revenues of $6.6 Billion
Drive Year-Over-Year Non-GAAP EPS Growth of 54 Percent --

SOUTH SAN FRANCISCO, Calif. -- January 10, 2006 -- Genentech, Inc. (NYSE: DNA) today announced financial results for the full year and fourth quarter 2005. Key results for the full year 2005 included:

- Non-GAAP earnings of $1.28 per share, a 54 percent increase over earnings of $0.83 per share in 2004; GAAP earnings of $1.18 per share, a 62 percent increase over earnings of $0.73 per share in 2004.

- Operating revenues of $6,633.4 million, a 44 percent increase over operating revenues of $4,621.2 million in 2004.

- Total product sales of $5,488.1 million, a 46 percent increase over product sales of $3,748.9 million in 2004.

- Non-GAAP net income of $1,387.3 million, a 55 percent increase over net income of $894.4 million in 2004; GAAP net income of $1,279.0 million, a 63 percent increase over net income of $784.8 million in 2004.

Key results for the fourth quarter of 2005 included:

- Non-GAAP earnings of $0.34 per share, a 62 percent increase over earnings of $0.21 per share in the fourth quarter of 2004; GAAP earnings of $0.31 per share, a 63 percent increase over earnings of $0.19 per share in the fourth quarter of 2004.

- Operating revenues of $1,893.1 million, a 44 percent increase over operating revenues of $1,315.3 million in the fourth quarter of 2004.

- Total product sales of $1,577.0 million, a 48 percent increase over product sales of $1,066.3 million in the fourth quarter of 2004.

- Non-GAAP net income of $363.3 million, a 61 percent increase over net income of $225.4 million in the fourth quarter of 2004; GAAP net income of $339.2 million, a 64 percent increase over net income of $206.6 million in the fourth quarter of 2004.

"Looking back over 2005, Genentech had a year of unprecedented success in clinical trial results and FDA filings for potential therapeutics to treat cancer, blindness and rheumatoid arthritis," said Arthur D. Levinson, Ph.D., Genentech's chairman and chief executive officer. "We completed the last year of our 5x5 plan and are pleased with our average annual non-GAAP EPS growth of 33 percent between 1999 and 2005. We continue to build on our strong scientific foundation and to focus on research and development to fuel our long-term growth."

The company announced it expects approximately 35 to 45 percent growth in non-GAAP earnings per share for the full year 2006.

Note: The compound annual GAAP earnings per share growth rate was 31 percent from 1999 through 2005. (Given negative GAAP earnings per share in 1999 and 2000, a directly comparable calculation of the average annual growth rate for 1999 through 2005 is not available and compound annual growth rate instead of average annual growth rate is provided.) Genentech's 2005 non-GAAP net income and non-GAAP earnings per share exclude the after-tax impacts of recurring charges related to the 1999 Roche redemption of Genentech's stock and litigation-related special items. Genentech's forecasted 2006 non-GAAP earnings per share excludes the after-tax impacts of recurring charges related to the 1999 Roche redemption of Genentech's stock, litigation-related special items, and stock compensation expense associated with Genentech's adoption of SFAS No. 123R on January 1, 2006. The differences in non-GAAP and GAAP numbers are reconciled in the tables provided and on www.gene.com.

<u>Product Sales</u>

"Genentech set record sales across its product portfolio in 2005," said Ian T. Clark, executive vice president, Commercial Operations. "Total U.S. product sales were more than $5 billion for the full year 2005, an increase of 45 percent compared to 2004."

For 2005, including the three months ended December 31, 2005:

- U.S. product sales in 2005 increased 45 percent to $5,161.7 million from $3,551.2 million in 2004. Fourth quarter product sales increased 47 percent to $1,493.5 million from $1,017.7 million in the fourth quarter of 2004.

- U.S. sales of Rituxan® (Rituximab) in 2005 increased 16 percent to $1,831.4 million from $1,574.0 million in 2004. Fourth quarter Rituxan sales increased 13 percent to $484.4 million from $429.2 million in the fourth quarter of 2004.

- U.S. sales of Avastin® (bevacizumab) in 2005 increased 108 percent to $1,132.9 million from $544.6 million in 2004. Fourth quarter Avastin sales increased 89 percent to $359.1 million from $190.5 million in the fourth quarter of 2004. Sequential quarter-over-quarter Avastin sales increased 10 percent from third quarter 2005 sales of $325.2 million.

- U.S. sales of Herceptin® (Trastuzumab) in 2005 increased 56 percent to $747.2 million from $479.0 million in 2004. Fourth quarter Herceptin sales increased 98 percent to $250.1 million from $126.0 million in the fourth quarter of 2004. Sequential quarter-over-quarter Herceptin sales increased 16 percent from third quarter 2005 sales of $215.1 million.

- U.S. sales of Tarceva® (erlotinib) in 2005 were $274.9 million, compared to $13.3 million in 2004, following its approval on November 18, 2004. Sequential quarter-over-quarter Tarceva sales increased 15 percent to $83.9 million from third quarter 2005 sales of $73.2 million.

- U.S. sales of Xolair® (Omalizumab) in 2005 increased 71 percent to $320.6 million from $187.6 million in 2004. Fourth quarter Xolair sales increased 55 percent to $93.3 million from $60.3 million in the fourth quarter of 2004.

- U.S. sales of RAPTIVA® (efalizumab) in 2005 increased 51 percent to $79.2 million from $52.4 million in 2004. Fourth quarter RAPTIVA sales increased 24 percent to $20.4 million from $16.4 million in the fourth quarter of 2004.

- U.S. sales of legacy products in 2005, including growth hormone, cardiovascular products and Pulmozyme® (dornase alfa, recombinant) Inhalation Solution, increased 11 percent to $775.5 million from $700.3 million in 2004. Fourth quarter legacy product sales increased 11 percent to $202.3 million from $182.0 million in the fourth quarter of 2004.

- Product sales to collaborators increased 65 percent to $326.4 million from $197.7 million in 2004.

Royalties and Contract Revenues

- Royalty revenues increased 46 percent to $935.1 million from $641.1 million in 2004.

- Contract revenues decreased 9 percent to $210.2 million from $231.2 million in 2004.

Total Costs and Expenses

- Cost of sales as a percentage of product sales was 18 percent, comparable to 2004. Cost of sales increased 50 percent to $1,011.1 million from $672.5 million in 2004.

- Research and development (R&D) expenses increased 33 percent to $1,261.8 million from $947.5 million in 2004. R&D expenses as a percentage of operating revenues were 19 percent, compared to 21 percent in 2004.

- Marketing, general and administrative (MG&A) expenses increased 32 percent to $1,435.0 million from $1,088.2 million in 2004. MG&A expenses as a percentage of operating revenues were 22 percent, compared to 24 percent in 2004.

- Collaboration profit-sharing expenses in 2005 increased 39 percent to $823.1 million from $593.6 million in 2004, due primarily to strong sales performance for Rituxan, Xolair and Tarceva.

Clinical Development

"Moving toward our Horizon 2010 goals, Genentech added 13 new projects into the pipeline in 2005, including three new molecular entities in oncology," said Susan D. Hellmann, M.D., M.P.H., president of Product Development. "Genentech received positive data from eight important Phase III clinical trials of Herceptin, Avastin, Rituxan and Lucentis. We also filed five submissions for product approval with the FDA, an unmatched accomplishment for Genentech."

Genentech anticipates filing multiple supplemental Biologics License Applications (sBLAs) in 2006, starting with Herceptin in the adjuvant setting in the first quarter of 2006. The company also expects to file two sBLAs for Avastin in the second quarter of 2006 -- one in first-line non-squamous, non-small cell lung cancer, and another in first-line metastatic breast cancer. Genentech also announced that in February 2006 it expects U.S. Food and Drug Administration (FDA) action on two Rituxan filings, one for front-line intermediate grade or aggressive front-line non-Hodgkin's lymphoma (NHL) and one for rheumatoid arthritis for patients who have an inadequate response to anti-TNF therapy. In the fourth quarter of 2005, Genentech completed enrollment in the Phase III study of Rituxan in primary progressive multiple sclerosis, as well as in the Phase II combination study of Avastin and Tarceva in non-small cell lung cancer.

Other Company Events

On December 23, 2005, the U.S. Patent Office received from another third party an additional request for reexamination of the Cabilly, et al. U.S. Patent No. 6,331,415 (Cabilly patent). The Patent Office has not yet acted upon this request.

On October 31, 2005, the U.S. Food and Drug Administration granted approval for the production of Avastin bulk drug substance for commercial use from two 10,000-liter bioreactors at Genentech's Porriño, Spain manufacturing facility.

Webcast:

Genentech will be offering a live webcast of a discussion by Genentech management of the earnings and other business results on Tuesday, January 10, 2006, at 2:15 p.m. Pacific Time (PT). The live webcast may be accessed on Genentech's Website at http://www.gene.com. This webcast will be available via the Website until 5:00 p.m. PT on January 24, 2006. A telephonic audio replay of the webcast will be available beginning at 5:15 p.m. PT on January 10, 2006 through 5:15 p.m. PT on January 17, 2006. Access numbers for this replay are: 1-800-642-1687 (U.S./Canada) and 1-706-645-9291 (international); conference ID number is 3689902.

About Genentech:

Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. A considerable number of the currently approved biotechnology products originated from or are based on Genentech science. Genentech manufactures and commercializes multiple biotechnology products and licenses several additional products to other companies. The company has headquarters in South San Francisco, California and is listed on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

For information on Genentech's latest business and product development events please refer to http://www.gene.com/gene/news/press-releases/index.jsp.

This press release contains forward-looking statements regarding the expected time frame for the Herceptin and Avastin sBLA filings and long-term growth, including 2006 non-GAAP EPS growth. Such statements are just predictions and involve risks and uncertainties such that actual results may differ materially. Among other things, the time frame for the sBLA filings could be affected by unexpected safety, efficacy or manufacturing issues, delays in receiving study data from third parties, additional time requirements for data analysis and BLA preparation, or FDA actions or delays; and our long-term growth, including 2006 non-GAAP EPS growth, could be affected by all of the foregoing and by failure to receive FDA approval, competition, pricing, reimbursement, the ability to supply product, product withdrawals, new product approvals and launches, achieving product sales revenue consistent with internal forecasts, unanticipated expenses such as litigation or legal settlement expenses or equity securities write-downs, costs of sales, R&D expenses, fluctuations in royalties and contract revenues, and fluctuations in tax and interest rates. Please also refer to Genentech's periodic reports filed with the Securities and Exchange Commission. Genentech disclaims, and does not undertake, any obligation to update or revise the forward-looking statements in this press release.

# # #

GENENTECH, INC.
CONSOLIDATED STATEMENTS OF INCOME DATA
(in thousands, except per share amounts)
(unaudited)

| | Three Months Ended December 31, | | | | | |
| | 2005 | | | 2004 | | |
	GAAP[1]	Difference	Non-GAAP[2]	GAAP[1]	Difference	Non-GAAP[2]
Revenues:						
Product sales	$ 1,576,964		$ 1,576,964	$ 1,066,302		$ 1,066,302
Royalties	265,099		265,099	181,220		181,220
Contract revenue and other	51,032		51,032	67,778		67,778
Total operating revenues	1,893,095		1,893,095	1,315,300		1,315,300
Costs and expenses:						
Cost of sales	244,914		244,914	205,373		205,373
Research and development	411,610		411,610	310,196		310,196
Marketing, general and administrative	429,357		429,357	299,495		299,495
Collaboration profit sharing	228,417		228,417	170,070		170,070
Recurring charges related to redemption	26,591	$ (26,591)[3]	-	34,534	$ (34,534)[3]	-
Special items: litigation-related	13,483	(13,483)[4]	-	(3,189)	3,189 [4]	-
Total costs and expenses	1,354,372	(40,074)	1,314,298	1,016,479	(31,345)	985,134
Operating income	538,723	40,074	578,797	298,821	31,345	330,166
Other income (expense):						
Interest and other income, net[5]	43,743		43,743	24,041		24,041
Interest expense	(23,035)		(23,035)	(2,718)		(2,718)
Total other income, net	20,708		20,708	21,323		21,323
Income before taxes	559,431	40,074	599,505	320,144	31,345	351,489
Income tax provision	220,192	16,029	236,221	113,560	12,540	126,100
Net income	$ 339,239	$ 24,045	$ 363,284	$ 206,584	$ 18,805	$ 225,389
Earnings per share:						
Basic	$ 0.32	$ 0.02	$ 0.34	$ 0.20	$ 0.01	$ 0.21
Diluted	$ 0.31	$ 0.03	$ 0.34	$ 0.19	$ 0.02	$ 0.21
Weighted average shares used to compute earnings per share:						
Basic	1,054,724		1,054,724	1,049,700		1,049,700
Diluted	1,080,152		1,080,152	1,070,708		1,070,708

_____

(1) Reflects operating results in accordance with U.S. generally accepted accounting principles (or GAAP).
(2) Non-GAAP amounts exclude litigation-related special items and recurring charges related to the 1999 redemption of Genentech's Special Common Stock, net of tax effects.
(3) Represents the amortization of other intangible assets related to the 1999 redemption of Genentech's Special Common Stock.
(4) Includes accrued interest and bond costs related to the City of Hope trial judgment in Q4 2005 and 2004, net of a released accrual in Q4 2004 on a litigation matter.
(5) "Interest and other income, net" includes interest income, net realized gains from the sale of certain biotechnology equity securities and write-downs for other-than-temporary impairments in the fair value of certain biotechnology debt and equity securities. For further detail, refer to our web site at www.gene.com.

2006 Reconciliation of GAAP and Non-GAAP EPS
Our 2006 non-GAAP EPS estimate does not include: (i) recurring amortization charges related to the 1999 redemption of our stock by Roche, which are estimated to be approximately $105 million on a pretax basis in 2006, (ii) litigation-related special items for accrued interest and associated bond costs on the City of Hope judgment and net amounts paid on other litigation settlements, which are currently estimated to be approximately $52 million on a pretax basis in 2006, and (iii) stock compensation expense associated with Genentech's adoption of Statement of Financial Accounting Standards No. 123R on January 1, 2006, which we expect the net of tax diluted EPS impact to be in the range of $0.15 to $0.17 per share for 2006. Our 2006 GAAP EPS would include the items listed above as well as any other potential special charges related to existing or future litigation or its resolution, or changes in accounting principles, all of which may be significant.

GENENTECH, INC.
CONSOLIDATED STATEMENTS OF INCOME DATA
(in thousands, except per share amounts)
(unaudited)

	Year Ended December 31,					
	2005			**2004**		
	GAAP[1]	**Difference**	**Non-GAAP**[2]	**GAAP**[1]	**Difference**	**Non-GAAP**[2]
Revenues:						
Product sales	$ 5,488,058		$ 5,488,058	$ 3,748,879		$ 3,748,879
Royalties	935,112		935,112	641,119		641,119
Contract revenue and other	210,202		210,202	231,159		231,159
Total operating revenues	6,633,372		6,633,372	4,621,157		4,621,157
Costs and expenses:						
Cost of sales[6]	1,011,069		1,011,069	672,526		672,526
Research and development	1,261,824		1,261,824	947,513		947,513
Marketing, general and administrative[6]	1,435,025		1,435,025	1,088,111		1,088,111
Collaboration profit sharing	823,083		823,083	593,616		593,616
Recurring charges related to redemption	122,746	$ (122,746)[3]	-	145,485	$ (145,485)[3]	-
Special items: litigation-related	57,774	(57,774)[4]	-	37,087	(37,087)[4]	-
Total costs and expenses	4,711,521	(180,520)	4,531,001	3,484,338	(182,572)	3,301,766
Operating income	1,921,851	180,520	2,102,371	1,136,819	182,572	1,319,391
Other income (expense):						
Interest and other income, net[5]	140,927		140,927	89,997		89,997
Interest expense	(49,929)		(49,929)	(7,400)		(7,400)
Total other income, net	90,998		90,998	82,597		82,597
Income before taxes	2,012,849	180,520	2,193,369	1,219,416	182,572	1,401,988
Income tax provision	733,858	72,207	806,065	434,600	73,031	507,631
Net income	$ 1,278,991	$ 108,313	$ 1,387,304	$ 784,816	$ 109,541	$ 894,357
Earnings per share:						
Basic	$ 1.21	$ 0.11	$ 1.32	$ 0.74	$ 0.11	$ 0.85
Diluted	$ 1.18	$ 0.10	$ 1.28	$ 0.73	$ 0.10	$ 0.83
Weighted average shares used to compute earnings per share:						
Basic	1,054,952		1,054,952	1,055,165		1,055,165
Diluted	1,080,949		1,080,949	1,079,209		1,079,209

_____

(1) Reflects operating results in accordance with U.S. generally accepted accounting principles (or GAAP).

(2) Non-GAAP amounts exclude litigation-related special items and recurring charges related to the 1999 redemption of Genentech's Special Common Stock, net of tax effects.

(3) Represents the amortization of other intangible assets related to the 1999 redemption of Genentech's Special Common Stock.

(4) Includes accrued interest and bond costs related to the City of Hope trial judgment in 2005 and 2004 and net amounts paid in 2005 related to other litigation settlements, net of a released accrual in 2004 on a litigation matter.

(5) "Interest and other income, net" includes interest income, net realized gains from the sale of certain biotechnology equity securities and write-downs for other-than-temporary impairments in the fair value of certain biotechnology debt and equity securities. For further detail, refer to our web site at www.gene.com.

(6) Certain minor amounts for the nine months ended September 30, 2005 have been reclassified to conform to the current year-end presentation.

2006 Reconciliation of GAAP and Non-GAAP EPS

Our 2006 non-GAAP EPS estimate does not include: (i) recurring amortization charges related to the 1999 redemption of our stock by Roche, which are estimated to be approximately $105 million on a pretax basis in 2006, (ii) litigation-related special items for accrued interest and associated bond costs on the City of Hope judgment and net amounts paid on other litigation settlements, which are currently estimated to be approximately $52 million on a pretax basis in 2006, and (iii) stock compensation expense associated with Genentech's adoption of Statement of Financial Accounting Standards No. 123R on January 1, 2006, which we expect the net of tax diluted EPS impact to be in the range of $0.15 to $0.17 per share for 2006. Our 2006 GAAP EPS would include the items listed above as well as any other potential special charges related to existing or future litigation or its resolution, or changes in accounting principles, all of which may be significant.

GENENTECH, INC.
CONSOLIDATED BALANCE SHEETS DATA
(in thousands)
(unaudited)

	December 31,	
	2005	**2004**
Selected balance sheet data:		
Cash, cash equivalents and short-term investments	$ 2,365,161	$ 1,665,105
Accounts receivable - product sales, net	554,455	599,052
Accounts receivable - royalties, net	296,664	217,482
Accounts receivable - other, net	232,297	143,421
Inventories	702,515	590,343
Long-term marketable debt and equity securities	1,448,731	1,115,327
Property, plant and equipment, net	3,349,352	2,091,404
Goodwill	1,315,019	1,315,019
Other intangible assets	573,779	668,391
Other long-term assets	1,041,219	787,914
Total assets	12,146,879	9,403,395
Total current liabilities	1,659,832	1,238,030
Total liabilities	4,677,295 [4]	2,621,205
Total stockholders' equity	7,469,584	6,782,190
Year-to-date:		
Capital expenditures	$ 1,399,824 [5]	$ 649,858
Total GAAP[1] depreciation and amortization expense	370,166	353,221
Less: redemption related amortization expense[3]	(122,746)	(145,485)
Non-GAAP[2] depreciation and amortization expense	$ 247,420	$ 207,736

_____

(1) In accordance with U.S. generally accepted accounting principles (or GAAP).
(2) Non-GAAP amounts exclude amortization of other intangible assets related to the 1999 redemption of Genentech's Special Common Stock.
(3) Represents the amortization of other intangible assets related to the 1999 redemption of Genentech's Special Common Stock.
(4) Includes approximately $2 billion related to our debt issuance in July 2005.
(5) Excludes approximately $94 million in capitalized costs related to our accounting for a construction project which we are considered to be the owner of during the construction period. We have recognized a corresponding amount as a construction financing obligation in long-term debt.

EXHIBIT 99.2

GENENTECH, INC.
CONSOLIDATED STATEMENTS OF INCOME DATA
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended December 31,	
	2005	2004
Revenues:		
Product sales	$ 1,576,964	$ 1,066,302
Royalties	265,099	181,220
Contract revenue and other	51,032	67,778
Total operating revenues	1,893,095	1,315,300
Costs and expenses:		
Cost of sales	244,914	205,373
Research and development	411,610	310,196
Marketing, general and administrative	429,357	299,495
Collaboration profit sharing	228,417	170,070
Recurring charges related to redemption	26,591	34,534
Special items: litigation-related	13,483	(3,189)
Total costs and expenses	1,354,372	1,016,479
Operating income	538,723	298,821
Other income (expense):		
Interest and other income, net[1]	43,743	24,041
Interest expense	(23,035)	(2,718)
Total other income, net	20,708	21,323
Income before taxes	559,431	320,144
Income tax provision	220,192	113,560
Net income	$ 339,239	$ 206,584
Earnings per share:		
Basic	$ 0.32	$ 0.20
Diluted	$ 0.31	$ 0.19
Weighted average shares used to compute earnings per share:		
Basic	1,054,724	1,049,700
Diluted	1,080,152	1,070,708

_____

(1) "Interest and other income, net" includes interest income, net realized gains from the sale of certain biotechnology equity securities and write-downs for other-than-temporary impairments in the fair value of certain biotechnology debt and equity securities. For further detail, refer to our web site at www.gene.com.

GENENTECH, INC.
CONSOLIDATED STATEMENTS OF INCOME DATA
(in thousands, except per share amounts)
(unaudited)

	Year Ended December 31,	
	2005	2004
Revenues:		
Product sales	$ 5,488,058	$ 3,748,879
Royalties	935,112	641,119
Contract revenue and other	210,202	231,159
Total operating revenues	6,633,372	4,621,157
Costs and expenses:		
Cost of sales[2]	1,011,069	672,526
Research and development	1,261,824	947,513
Marketing, general and administrative[2]	1,435,025	1,088,111
Collaboration profit sharing	823,083	593,616
Recurring charges related to redemption	122,746	145,485
Special items: litigation-related	57,774	37,087
Total costs and expenses	4,711,521	3,484,338
Operating income	1,921,851	1,136,819
Other income (expense):		
Interest and other income, net[1]	140,927	89,997
Interest expense	(49,929)	(7,400)
Total other income, net	90,998	82,597
Income before taxes	2,012,849	1,219,416
Income tax provision	733,858	434,600
Net income	$ 1,278,991	$ 784,816
Earnings per share:		
Basic	$ 1.21	$ 0.74
Diluted	$ 1.18	$ 0.73
Weighted average shares used to compute earnings per share:		
Basic	1,054,952	1,055,165
Diluted	1,080,949	1,079,209

_____

(1) "Interest and other income, net" includes interest income, net realized gains from the sale of certain biotechnology equity securities and write-downs for other-than-temporary impairments in the fair value of certain biotechnology debt and equity securities. For further detail, refer to our web site at www.gene.com.

(2) Certain minor amounts for the nine months ended September 30, 2005 have been reclassified to conform to the current year-end presentation.

GENENTECH, INC.
CONSOLIDATED BALANCE SHEETS DATA
(in thousands)
(unaudited)

	December 31,	
	2005	**2004**
Selected balance sheet data:		
Cash, cash equivalents and short-term investments	$ 2,365,161	$ 1,665,105
Accounts receivable - product sales, net	554,455	599,052
Accounts receivable - royalties, net	296,664	217,482
Accounts receivable - other, net	232,297	143,421
Inventories	702,515	590,343
Long-term marketable debt and equity securities	1,448,731	1,115,327
Property, plant and equipment, net	3,349,352	2,091,404
Goodwill	1,315,019	1,315,019
Other intangible assets	573,779	668,391
Other long-term assets	1,041,219	787,914
Total assets	12,146,879	9,403,395
Total current liabilities	1,659,832	1,238,030
Total liabilities	4,677,295 [(1)]	2,621,205
Total stockholders' equity	7,469,584	6,782,190
Year-to-date:		
Capital expenditures	$ 1,399,824 [(2)]	$ 649,858
Total depreciation and amortization expense	370,166	353,221

_____

(1) Includes approximately $2 billion related to our debt issuance in July 2005.
(2) Excludes approximately $94 million in capitalized costs related to our accounting for a construction project which we are considered to be the owner of during the construction period. We have recognized a corresponding amount as a construction financing obligation in long-term debt.

GENENTECH, INC.
NET PRODUCT SALES DETAIL
(in thousands)
(unaudited)

| | Three Months Ended December 31, | |
	2005	2004
Net U.S. Product Sales		
Rituxan	$ 484,404	$ 429,184
Herceptin	250,069	125,952
Avastin	359,110	190,546
Nutropin products	94,891	91,894
Thrombolytics	58,389	47,300
Pulmozyme	49,008	42,757
Xolair	93,250	60,340
Raptiva	20,453	16,421
Tarceva	83,891	13,348
Total U.S. product sales	1,493,465	1,017,742
Net product sales to collaborators	83,499	48,560
Total Product Sales	$ 1,576,964	$ 1,066,302

| | Year Ended December 31, | |
	2005	2004
Net U.S. Product Sales		
Rituxan	$ 1,831,529	$ 1,573,997
Herceptin	747,274	478,948
Avastin	1,132,805	544,680
Nutropin products	370,461	348,790
Thrombolytics	218,494	194,433
Pulmozyme	186,490	157,097
Xolair	320,433	187,672
Raptiva	79,256	52,392
Tarceva	274,884	13,348
Total U.S. product sales	5,161,626	3,551,357
Net product sales to collaborators	326,432	197,522
Total Product Sales	$ 5,488,058	$ 3,748,879